SNOW LAKE RESOURCES LTD.

Security Class: Common Shares

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[address]
[city] [prov] [postal code]
[country]

FORM OF PROXY

Annual General & Special Meeting of the Common Shareholders
to be held on Thursday, May 8, 2025 (the "Meeting")

This Form of Proxy is solicited by and on behalf of the management of Snow Lake Resources Ltd. (the "Company")

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management to the holder.

If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:00 p.m. (Central/Winnipeg Time), on Tuesday, May 6, 2025, or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 - 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE - 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy.

Login information for online voting www.eproxy.ca Control Number: Password:

Appointment of Proxyholder

I/We, being holder(s) of certain common shares in the capital of Snow Lake Resources Ltd. hereby appoint: Frank Wheatley, Chief Executive Officer or, failing this person, Nachum Labkowski, Chairman (the "Management Nominees").

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general and special meeting of shareholders of Snow Lake Resources Ltd. to be held at online, through Zoom videoconference at the following link: https://us06web.zoom.us/j/86568432793 (Meeting ID: 865 6843 2793) on May 8, 2025, at 1:00 p.m., Central/Winnipeg Time, and at any adjournment or postponement thereof.

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Number of Directors	For	Against
The number of Directors shall be set to 6 (six);	☐	☐

2. Election of Directors	For	Withhold
i) Nachum Labkowski	☐	☐
ii) Peretz Schapiro	☐	☐
iii) Kathleen Skerrett	☐	☐
iv) Brian Imrie	☐	☐
v) Shlomo Kievman	☐	☐
vi) Jack Wortzman	☐	☐

3. Appointment of Auditor	For	Withhold
To re-appoint the Company's auditor, De Visser Gray LLP, for the fiscal year ending June 2025 and to authorize the directors to fix their remuneration.	☐	☐

4. Amending the Amended and Restated By-Laws No.1	For	Against

To consider and, if thought advisable, to approve, with or without variation, an ordinary resolution, the full text of which is set forth in the management information circular dated March 31, 2025 (the "Circular"), changing the quorum requirement within Section 7.11 of the Amended and Restated By-law No. 1 of the Company, as more particularly described in the Circular.

	☐	☐

5. Approval of a Second Consolidation	For	Against

To consider and, if deemed appropriate, pass, with or without variation, a special resolution, the full text of which is set forth in the Circular, authorizing and approving a second consolidation of the Company's issued and outstanding common shares (the "Shares") at such a consolidation ratio to be determined by the Board (the "Consolidation Ratio"),  at its sole discretion, and to effect, at such time as the Board deems appropriate, but in any event no later than three years after the Meeting, a Share consolidation (or reverse stock split) of all of the Shares on the basis of such Consolidation Ratio (the "Consolidation"), subject to the Board's authority to decide not to proceed with the Consolidation.

	☐	☐

6. Ratification of Shareholders Rights Plan	For	Against

To consider and, if deemed appropriate, pass, with or without variation, a non-binding ordinary resolution ratifying the Company's shareholder rights plan (the "Rights Plan") as more particularly described in the Circular, with a copy of the Rights Plan attached as Schedule "A" of the Circular.

	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.

I/We hereby revoke any proxy previously given with respect to the Meeting.

If no voting instructions are indicated above, this proxy will be voted as recommended by management.	Signature(s) Print Name(s) & Signing Capacity(ies), if applicable __________________________________ Date (MM-DD-YY) THIS PROXY MUST BE DATED

Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive financial statements, or a notice advising how to access financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

Interim Financial Reports - Mark the box to the right if you would like to RECEIVE interim financial statements and accompanying management's discussion & analysis by mail.	☐	Annual Financial Report - Mark the box to the right if you would like to RECEIVE annual financial statements and accompanying management's discussion and analysis by mail.	☐

To request the receipt of future documents via email, you may contact Endeavor Trust Corporation at proxy@endeavortrust.com.